Birmingham Steel Corporation 401(k) Plan

             Statements of Net Assets Available for Benefits

                SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                          FORM 11-K

                         ANNUAL REPORT



      PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
          OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                   BIRMINGHAM STEEL CORPORATION 401 (k) PLAN
                      (Full Title of the Plan)
                  BIRMINGHAM STEEL CORPORATION
                1000 URBAN CENTER DRIVE SUITE 300
                       BIRMINGHAM, AL 35242
        (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                   Birmingham Steel Corporation 401(k) Plan

                           Financial Statements
                         and Supplemental Schedules

                             December 31, 1998

                             Contents

Report of Independent Auditors...........................................F-1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................F-2
Statement of Changes in Net Assets Available for Benefits................F-3
Notes to Financial Statements................................ ...........F-4

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes..............F-11
Line 27b - Schedule of Loans or Other Fixed Income Obligations..........F-12
Line 27d - Schedule of Reportable Transactions..........................F-16

                       Report of Independent Auditors

The Employee Benefits Committee
Birmingham Steel Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Birmingham Steel Corporation 401(k) Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and loans or other fixed income obligations as of December 31, 1998, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


May 14, 1999

               Birmingham Steel Corporation 401(k)Plan
            Statements of Net Assets Available for Benefits


                                                       December 31
                                                1998                  1997
                                     -----------------------------------------

Assets
Cash and cash equivalents            $         107,313  $                161

Investments, at fair value:
   Stock Fund                                2,940,377             4,668,090
   Retirement Preservation Trust            27,094,154            24,661,553
   Basic Value Fund                         15,386,528            13,325,831
   Capital Fund                             11,770,841            10,846,962
   Special Value Fund                        1,758,007             1,630,473
   Global Allocation Fund                    1,532,703             1,444,455
   Equity Index Trust                        1,679,911               419,126
   Participant loans                         4,832,955             4,299,285
                                     -----------------------------------------
     Total investments                      66,995,476            61,295,775

Receivables:
   Employer contributions                    2,201,987            1,032,426
   Participant contributions                   576,434              463,510
   Accrued interest                             17,170               12,773
                                    ------------------------------------------
                                             2,795,591            1,508,709
                                    ==========================================
Net assets available for benefits   $       69,898,380 $         62,804,645
                                    ==========================================

See accompanying notes.

                       Birmingham Steel Corporation 401(k) Plan
               Statement of Changes in Net Assets Available for Benefits

                                                            Year Ended
                                                            December 31
                                                               1998
                                                        ----------------------
Additions:
   Investment income:
     Net realized and unrealized depreciation in fair
       value of investments                               $   (4,147,803)
     Interest and dividends                                    4,227,115
     Miscellaneous income                                         81,683
                                                         ----------------------
                                                                 160,995
   Contributions:
     Employer match                                            2,856,711
     Employer profit sharing                                   1,935,950
     Participants                                              6,882,105
                                                         ----------------------
                                                              11,674,766
Deductions:
   Payments to participants                                   (4,742,026)
                                                         ----------------------
Net increase                                                   7,093,735

Net assets available for benefits:
   Beginning of year                                          62,804,645
                                                         ----------------------
   End of year                                        $       69,898,380
                                                         ======================

See accompanying notes.

              Birmingham Steel Corporation 401(k) Plan

                    Notes to Financial Statements
                         December 31, 1998

1. Description of the Plan

General

Birmingham Steel Corporation 401(k) Plan (the "Plan") is a defined contribution plan which covers substantially all employees of Birmingham Steel Corporation and an affiliated company (collectively, the "Company"). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

Company Contributions

The Company contributes to each participant's account an amount equal to 3% of each participant's eligible compensation. Each eligible participant also receives an annual profit sharing contribution from the Company. In 1998, the Plan was amended so that all eligible employees would receive an annual profit sharing contribution in the form of the Company's stock. The fair value of the profit sharing stock contribution for 1998 was $1,935,950. The Company may, from time to time, change the method of determining its contributions.

Participant Contributions

Participants may make contributions to the Plan by electing to reduce their gross pay in an amount which is not less than 1% nor more than 15% of annual compensation, subject to certain limitations.

Participant Accounts

The Plan provides for the establishment of a participant account and an employer account for each participant. Each participant's account is credited with the participant's contributions and an allocation of the Company's contribution and plan earnings. Generally, employer contributions are allocated to participants' accounts at the time of payment, rather than at the time such contributions are recorded in the Plan's financial statements. Allocations of employer contributions are based on eligible annual compensation as defined in the Plan agreement. Benefit payments to participants are based upon vested balances in the participant and employer accounts at the date of benefit determination.

Vesting

Participants are immediately vested in their participant account, including allocated earnings thereon. Vesting in their employer account is based on years of continuous service. Service for vesting begins with the participant's employment date, but not prior to July 1, 1980. Participants are fully vested at the earlier of death, disability, reaching normal retirement age or in accordance with the following schedule:

Years of                                                        Vested
Service                                                        Interest
------------------------------------------------------------------------

Less than 1                                                        0%
      1                                                           20%
      2                                                           40%
      3                                                           60%
      4                                                           80%
5 or more                                                        100%

Forfeitures

Forfeitures of participants' non-vested interest in Company contributions, and allocated earnings thereon, may be used to offset the annual Company contributions to the Plan. Forfeitures used to reduce the Company's contributions in 1998 were $2,700.

Payment of Benefits

Upon termination of service, participants may receive either (a) a single lump sum payment, or (b) annual or more frequent periodic installments over a period of the lesser of thirty years or the joint life expectancy of the participant and his beneficiary (where applicable), as determined by the Employee Benefits Committee (the "Committee").

Investment Programs

The Plan allows participants to direct the investment of their accounts by selecting among seven investment alternatives:

    o Stock Fund - a fund comprised primarily of the common stock of the Company;

    o Retirement Preservation Trust - a collective trust which invests primarily in a broadly diversified portfolio of guaranteed investment contracts and in obligations of the U.S. government and government-agency securities;

    o Basic Value Fund - invests primarily in equities that appear to be undervalued;

    o Capital Fund - invests in high-quality stocks, government and corporate bonds and cash equivalents; may invest up to 25% of its assets in foreign securities;

    o Special Value Fund - invests in securities, primarily common stocks, of relatively small market-capitalization companies believed to have special investment value and emerging growth companies;

    o Global Allocation Fund - invests in U.S and foreign equity, debt and money market securities; may invest up to 35% of its total assets in non-investment grade debt securities; and

    o Equity Index Trust - invest primarily in S&P 500 equities in order to replicate the total return of the Standard and Poor's
         500 Composite Stock Price Index.

Except for the Stock Fund, the investment funds are managed by the Trustee of the Plan, Merrill Lynch Trust Company, or by an affiliate of the trustee (hereinafter referred to as the Trustee). All assets held in the investment funds, including Birmingham Steel Corporation common stock, were purchased in the open market and are held by the Trustee.

Loans

The Plan allows Participants to borrow up to one-half of their total vested account balance up to a maximum of $50,000. Loans may be repaid over terms up to five years (fifteen years for loans used to purchase residential property) and include a reasonable rate of interest.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared using the accrual basis of accounting.

Investments

Investments in common stock and mutual funds are stated at their quoted market prices. Other investments are stated at cost, which approximates market values. Investment transactions are recorded as of the last trade date of the year. Cost of common stock and mutual fund shares is determined by the specific identification method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

At December 31, 1998, approximately 4% of the Plan's assets are invested in the common stock of the Company and approximately 85% of the Plan's assets are comprised of investments in mutual funds and collective trusts managed by the Trustee. The seven investment options are designed to provide participants with opportunities to diversify their investments. Although the Committee has no involvement in the investment transactions of the mutual funds, the Committee periodically monitors the investment performance of the funds and may, pursuant to the provisions of the Plan agreement, elect to change the Plan's investment programs and/or the trustee at any time. At December 31, 1998, approximately 4% of the Company's labor force is employed under a collective bargaining agreement.

3. Investment Programs

Changes in net assets available for benefits for the year ended December 31, 1998 for each of the Plan's investment programs are as follows:



                        Stock        Preservation   Value         Capital
                        Fund           Trust        Fund           Fund
                       --------------------------------------------------------
Net assets
available  for
benefits
as of
December 31, 1997      $4,668,090   $24,661,553   $13,325,831    $10,846,962
 Additions:
   Contributions:
   Participant            554,168     2,550,739     1,341,979      1,132,616
   Employer               280,144     1,598,526       664,829        561,226
 Income:
   Interest and
    dividends             126,464     1,699,721     1,288,954        797,552
   Net realized and
   unrealized
   appreciation
   (depreciation) in
   fair value          (4,332,617)            -       391,364        (73,193)

 Miscellaneous
   income (expense)        18,311        (3,991)       28,190         25,927
 Disbursements:
   Payments to
    participants         (518,194)   (1,622,069)   (1,190,596)      (868,092)
   Interfund
    transfers           2,207,335    (1,378,311)     (322,534)      (581,340)
 Loans issued,
    net                   (63,324)     (412,014)     (141,489)       (70,817)
                      =========================================================
      Net assets
        available
        for  benefits
        as of
        December 31,
        1998           $2,940,377   $27,094,154    $15,386,528    $11,770,841
                   ============================================================



(Table Continued)

                         Special        Global      Equity           Cash
                         Value        Allocation     Index          and Cash
                         Fund           Fund         Trust        Equivalents
                      ---------------------------------------------------------
Net assets available
  for benefits as of
  December 31, 1997    $1,630,473    $1,444,455    $419,126      $     161
Additions:
   Contributions:
   Participant            457,492      383,144      367,704        (18,661)
   Employer               204,891      188,668      124,816              -
Income:
   Interest and
    dividends             114,564      188,940        6,523              -
   Net realized and
    unrealized
    appreciation
    (depreciation)
    in fair value        (222,948)    (169,957)     259,548              -
Miscellaneous
   income (expense)         2,327        4,570        1,436          4,913

Disbursements:
  Payments to
   participants          (194,975)    (261,253)     (40,812)       121,601
   Interfund
     transfers           (212,991)    (230,861)     518,702              -
   Loans issued, net      (20,826)     (15,003)      22,868           (701)
                       --------------------------------------------------------
 Net assets available
   for benefits as of
   December 31, 1998   $1,758,007    $1,532,703   $1,679,911      $107,313
                       ========================================================


(Table Continued)


                          Participant        Unallocated
                            Loans              Funds                Total
                         -----------------------------------------------------
Net assets available
  for benefits as of
  December 31, 1997       $4,299,285          $1,508,709        $62,804,645

Additions:
   Contributions:
   Participant                     -             112,924          6,882,105
   Employer                        -           1,169,561          4,792,661
Income:
   Interest and
    dividends                      -               4,397          4,227,115
   Net realized and
    unrealized
    appreciation
    (depreciation)
    in fair value                  -                   -         (4,147,803)

Miscellaneous
   income (expense)                -                   -             81,683

Disbursements:
  Payments to
   participants             (167,636)                  -         (4,742,026)
   Interfund
     transfers                     -                   -                  -
   Loans issued, net         701,306                   -                  -
                        -----------------------------------------------------

 Net assets available
   for benefits as of
   December 31, 1998      $4,832,955          $2,795,591         $69,898,380
                        =====================================================

4. Income Tax Status

The Internal Revenue Service ruled on May 15, 1996 that the Plan qualified under
Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from tax pursuant to Section 501(a) of the IRC. The Plan has been amended since receiving such determination letter. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. Transactions with Parties-In-Interest

During the year ended December 31, 1998, the Plan received $106,642 in cash dividends on common stock of the Company held by the Plan. The Trustee executed all investment transactions for the year ended December 31, 1998. The Company has paid all administrative expenses of the Plan, including legal, accounting and trustee fees.

6. Plan Termination

Although management has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Securities Act of 1974. In the event of Plan termination, participants will become 100% vested in their accounts in accordance with the provisions of the Plan.

7.  Year 2000 Issue - Unaudited

The Company has determined that it will be necessary to take certain steps in order to modify significant portions of its software, and replace other hardware and software, so that its computer systems will function properly with respect to dates in the year 2000 and beyond. The Company's comprehensive Year 2000 initiative is being managed by a team of internal staff and outside consultants, with the intention of minimizing any adverse effects on the Plan's operations. With respect to its core operations, the Company is well under way with these efforts, which are scheduled to be completed by July 1999. While the Company believes its planning efforts are adequate to address its Year 2000 concerns, there can be no guarantee that these efforts will be successful, or that the systems of other companies on which the Company's systems and operations rely will be converted on a timely basis and will not have a material effect on the Company.

Plan management has been advised by its primary third-party service provider, the Trustee of the Plan, that as of March 5, 1999 the Trustee's computer systems that are used to support the Plan's operations have been fully renovated. The Trustee also reported that it has completed production testing and was undergoing certification testing. According to the Trustee, the systems are scheduled to be Year 2000 certified by June 1999.

8. Accounts of Terminated Employees

Under the provisions of the Plan, the individual accounts of terminated employees may remain in the Plan until a break in service, as defined, occurs. The accounts of such employees share in the allocation of investment income but are not allocated a share of annual Company contributions. Once such employees experience a break in service, the vested portion of their accounts will be paid in accordance with the provisions of the Plan. At December 31, 1998, approximately $ 716,000 of the net assets of the Plan were allocated to terminated employees. Of these amounts, $62,597 related to terminated employees who had requested a distribution but are included in net assets available for benefits in the accompanying financial statements as of December 31, 1998. This amount has been reported as a liability in the Plan's Form 5500.

SUPPLEMENTAL SCHEDULES

               Birmingham Steel Corporation 401(k) Plan
                            (Plan No. 001)
                           (EIN 13-3213634)

            Line 27a - Schedule of Assets Held for Investment Purposes

                                                  December 31, 1998



                                          Description of Investment,
                                       Including Maturity Date, Rate of
 Identity of Issue, Borrower, Lessor     Interest, Collateral, Par or
           or Similar Party                     Maturity Value                 Cost        Current Value
-----------------------------------------------------------------------------------------------------------

*Birmingham Steel Corporation          Common stock                            $7,722,141     $2,940,377
*Merrill Lynch                         Retirement Preservation Trust           27,094,154     27,094,154
*Merrill Lynch                         Basic Value Fund                        12,379,061     15,386,528
*Merrill Lynch                         Capital Fund                            10,595,208     11,770,841
*Merrill Lynch                         Special Value Fund                       1,937,893      1,758,007
*Merrill Lynch                         Equity Index Trust                       1,417,929      1,679,911
*Merrill Lynch                         Global Allocation Fund                   1,751,532      1,532,703
*Participant loans                     Interest rates range from 7.75 %
                                          to 8.5%                                       -      4,832,955
                                                                                _________    ___________
                                                                              $62,897,909    $66,995,476
                                                                              ===========    ===========

* Indicates party-in-interest


F-12


                     Birmingham Steel Corporation 401(k) Plan
            Line 27b - Schedule of Loans or Other Fixed Income Obligations
                                 (Plan No. 001)
                             (EIN 13-3213634)

                           Year ended December 31, 1998


                                           Amount Received During 1998
 Identity and                                                 Unpaid                            Amounts  Overdue
 Address              Original                               Balance at                        -------------------
 of Obligor            Amount       Principal    Interest     12/31/98    Description          Principal  Interest
        ----------------------------------------------------------------------------------------------------------

  Alcadio Agustin                                                        Note dated
  1152B 29th                                                             7/24/98, due
  Dr. SE                                                                 7/24/2000, 8.5%
  Everett, WA        $ 4,000       $  153        $  28       $ 3,847     interest               $ 3,847   $   335

  Timothy Biles                                                          Note dated
  304 Amberwood Ct.                                                      1/9/98, due
  Kington, GA          3,400          130           24         3,270     1/9/2000, 8.5%           3,270       285
                                                                         interest

  Calvin Blackman                                                         Note dated 5/14/97,
  18860 Raymond Ave.,                                                     due 5/10/2000, 8.5%
  Maple Hts, OH        1,853            -            -         1,852     interest                 1,852       253


  Glen Brown                                                              Note dated 9/15/95,
  1349 Aimsworth Rd,                                                     due 9/1/98, 8.75%
  Florence, MS         6,500           965           65        1,205     interest                 6,500     1,205


  Henry Brown                                                            Note dated 9/23/94,
  186 Dampeer Rd,                                                        due 9/1/99, 7.75%
  Canton, MS           7,770             -            -        7,664     interest                 7,770     7,664


  James Burge                                                           Note dated 5/17/95,
  9341 Gorman Ave.,                                                      due 5/1/2010, 9.0%
  Cleveland, OH        5,300            35           72        4,795     interest                 4,795     3,141


  John Carroll                                                           Note dated 4/22/97,
  2864 St. Clair                                                         due 4/21/02, 8.5%
  Dr.,Copley, OH       3,357           339          143        2,696     interest                 3,357       472


  Roderick Daniel                                                        Note dated 3/14/95,
  4401 Avenue L,                                                         due 3/1/2000, 9.0%
  Birmingham, AL       9,000           613          134        4,090     interest                 9,000       394


  Mark Davis                                                             Note dated 9/15/95,
  2107 Leesburg Rd,                                                      due 9/1/2000, 8.75%
  Morton, MS          18,000         2,076          524        9,074     interest                18,000       955


  Howard Dempsey                                                         Note dated 5/20/97,
  1165 Township                                                          due 5/20/01
  Rd. 126,                                                               8.5%
  Scottown, OH         4,000             -            -        3,716     interest                 4,000       622


  Thomas
  Ellington, Jr.                                                        Note dated 1/17/95,
  6613  Avenue K,                                                       due 1/1/2000, 8.5%
  Birmingham, AL       6,200         1,331          196        1,575    interest                  6,200        79





                       Birmingham Steel Corporation 401(k) Plan
     Line 27b - Schedule of Loans or Other Fixed Income Obligations (continued)
                                 (Plan No. 001)
                               (EIN 13-3213634)

                       Year ended December 31, 1998



                                      Amount Received During 1998
Identity and                                                                                              Amounts Overdue
Address                Original                              Unpaid Balance                            ---------------------------
of Obligor             Amount     Principal     Interest      at 12/31/98     Description              Principal   Interest
----------------------------------------------------------------------------------------------------------------------------------

  David English                                                              Note dated 2/11/98, due
  300 Jordan Rd.      $ 1,000     $  80        $    7           $   920      2/9/99, 8.5% interest     $    920    $   39
  Cartersville, GA

  Cheryl Fitzgerald                                                         Note dated 8/14/95, due
  1342 Hall Ave.,       1,590         -             -             1,483     8/1/2001, 8.75% interest      1,483      1,029
  Lakewood, OH

  Errick Forrest                                                            Note dated 5/8/98, due
  14011 Baldwin 3rd,    1,950         -             -             1,950     5/8/2000, 8.5% interest       1,950        177
  East Cleveland, OH

  Jamie Gander                                                              Note dated 9/17/97, due
  10323 Jovita Blvd.    1,200       117            55             1,051     9/17/02, 8.5% interest        1,051        205
  E., Edgewood, WA

  Russ Gardner                                                              Note dated 7/10/98, due
  6612 Grand Ave.,      9,497       385           199             9,112     7/9/03, 8.5% interest         9,112      1,995
  Hammond, IN

  Bruce Glenn                                                               Note dated 4/1/95, due
  P.O. Box 1775,        3,300       102            25             1,612     4/1/2000, 9.0% interest       1,612        168
  Columbiana, AL

  Timothy Hill                                                              Note dated 6/22/95, due
  1985 Rocky Point      6,000        98            27             3,434     6/1/2000, 9.0% interest        3,434       427
  Road, Judsonia, AR

  Gregory Ingle                                                             Note dated 9/16/93, due
  2032 28th Ave. N.,    5,000        22            20             4,004     8/31/08, 6.0% interest         4,004     1,440
  Hueytown, AL

  Wendell Ketcham                                                           Note dated 5/27/97, due
  1101 Kathey Lane,    24,000         -             -            23,934     5/26/12, 8.5% interest        23,934    18,371
  Raymond, MS

  Larry Kincaid                                                             Note dated 6/9/97, due
  11216 Brunswick       4,000       223           105             3,560     6/9/02, 5.0% interest          3,560       708
  Ave.,
  Garfield Hts., OH

  Mark Klakac                                                               Note dated 10/16/95,
  6932 Lynett Dr.,      1,800         -             -             1,229     due 10/01/2000, 8.75%          1,229       183
  Parka, OH                                                                 interest

  Joseph Kuzma                                                              Note dated 6/12/95, due
  1596 Greenwich Ct.,   7,000       348            88             3,658     6/1/2000,9.0% interest         3,658       411
  Painesville, OH


  Waymon Lain                                                               Note dated 5/27/97,
  3420 Lenell Ln.,      5,000         -             -             4,599     due 5/27/98, 8.5%              4,599       198
  Pearl, MS                                                                 interest

  Maria Linden                                                              Note dated 11/15/95,
  5161 E. 117th St.,    1,000       164            42               487     due 11/14/2000, 8.5%             487        50
  Garfield, OH                                                              interest

  Delma Loper                                                               Note dated 6/27/97,
  2711 Simpson          1,200         -             -             1,200     due 6/27/2000, 8.5%             1,200      164
  Hwy 469 S                                                                 interest
  Florence, MS

  Matthew Macak                                                             Note dated 5/15/98,
  312 S. Hebbard St.,   1,600       109            65             1,491     due 5/15/2003, 8.5%             1,491      315
  Joliet, IL                                                                interest


  Kevin Mazur                                                               Note dated 7/25/97,
  3863 West 36th St.,   1,290       590            65               510     due 7/24/99, 8.5%                 510       18
  Cleveland, OH                                                             interest

  Kenny Murphy                                                              Note dated 5/17/95,
  17500 Euclid Ave.     1,700        57            14               888     due 5/6/02, 9.0%                  888      100
  Apt. #202                                                                 interest
  Cleveland, OH


  Kurt Myers                                                                Note dated 4/17/96,
  581 Lovell Rd. S.E.  12,000     2,297           675             6,452     due 4/1/01, 8.75%               6,452      729
  Rome, GA                                                                  interest

  Stevie Rhoades                                                            Note dated 5/7/97, due
  70560 Angus Rd.,      3,519         -             -             3,328     5/6/02, 8.5% interest           3,328      715
  Kimbolton, OH

  John Rideout                                                              Note dated 3/31/98,
  2315 Zell Rd.,        1,100        54            15             1,046     due 3/31/01, 8.5%               1,046      135
  Ferndale, WA                                                              interest

  David Saad                                                                Note dated 9/19/95,
  2277 S. Briggs,       7,350       147           294             6,637     due 9/19/2010, 9.75%            6,637    4,235
  Lockport, IL                                                              interest

  Frank Sams                                                                Note dated 7/12/95,
  10912 Baumhart Rd.,   4,900         -             -             2,877     due 7/1/2000, 8.5%              2,877      359
  Amherst, OH                                                               interest

  Danny Simpson                                                             Note dated 10/24/97,
  P.O. Box 624          5,000       555           266             4,378     due 10/22/02, 8.5%              4,378      853
  Homence, IL                                                               interest

  Alan Taylor                                                               Note dated 6/17/95,
  4219 Woburn Ave.,     3,500       116            30             1,887     due 6/1/2000, 9.0%              1,887      219
  Cleveland,OH                                                              interest

  Estate of M.T.
  Hawkins                                                                   Note dated 7/7/97, due
  Bourbonnais, IL       7,000         -             -             6,523     7/6/02, 8.5% interest            6,523   1,375

  Frank Therrien                                                            Note dated 4/22/97,
  704 3rd St. NE       14,500       127           301            14,086     due 4/22/12, 8.5%               14,086  10,100
                                                                            interst

  Mary Threatt                                                              Note dated 7/23/96,
  P.O. Box 158,         8,000       737           242             5,440     due 7/1/01, 8.25%                5,440     760
  Harpersville, AL                                                          interest

  Dustin Weyer                                                              Note dated 8/7/98, due
  13007 12th Ave. SW,   1,030       245            20               765     8/6/99, 8.5% interest              765      28
  Burien, WA

  Orlando Williams                                                          Note dated 7/31/98,
  3289 Greenbrook       1,900        47            13             1,853     due 7/31/01, 8.5%                1,853     245
  Bend,
  Memphis, TN

  Roger Zwick                                                               Note dated 3/12/96,
  31712 HD Cracken      5,000       800           220             2,756     due 3/1/01, 8.25%                2,756     303
  Rd.,                                                                      interest
  Garfield Hts., OH


                                                                                 Current Value of
Identify of           Description of       Purchase        Selling      Cost         Asset on          Net Gain
Party Involved        Assets               Price            Price      of Asset   Transaction Date     or (Loss)
----------------------------------------------------------------------------------------------------------------------------------
Category (iii) -
  Series of
    transactions
    in excess of
    5% of
    plan assets


Merrill Lynch        Birmingham Steel
                     Corp. Stock           $3,730,539    $    -       $3,730,539  $  3,730,539       $        -
                                                                                                      3,730,539
                                                    -    1,125,635     1,468,509     1,151,703         (342,874)

Merrill Lynch        Retirement
                     Preservation Trust     8,537,130         -        8,537,130     8,537,130                -
                                                   -     6,104,529     6,104,529     6,104,529                -

Merrill Lynch        Basic Value Fund       5,242,475         -        5,242,475     5,242,475                -
                                                    -    3,573,142     3,014,129     3,573,142          559,013

Merrill Lynch        Capital Fund           3,160,988         -        3,160,988     3,160,988                -
                                                    -    2,163,916     1,940,264     2,163,916          223,652



There were no Category (i), (ii) or (iv) transactions for the year ended December 31, 1998.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1923, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    June 29, 1999

         BIRMINGHAM STEEL CORPORATION
         401(k) PLAN

         by:      Birmingham Steel Corporation




         Philip L. Oakes
         --------------------------------------
         Philip L. Oakes - Member of the
         Employee Benefits Committee of the Plan
         and Vice President - Human Resources